UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒     Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile, April 3, 2018 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B), announced today that in accordance with Articles 9 and 10 of the Chilean Securities Market Law, and General Rule N° 30 of the Commission for the Financial Market (CMF), it informs the following as an essential fact (hecho esencial):

The Board of Directors of SQM at an extraordinary session held today, reviewed the request filed yesterday by the shareholders Inversiones Pampa Calichera S.A. and Potasios de Chile S.A., which own more than 10% of SQM’s issued shares with voting rights, to call for an Extraordinary Shareholders’ Meeting in order to review and decide on the following changes of the SQM´s By-laws:

1.	To modify the articles 27, 28, 29 and 36, replacing the reference to the “Superintendence of Securities and Insurance” (Superintendencia de Valores y Seguros) with that of the “Commission for the Financial Market” (Comisión para el Mercado Financiero).

2.	To modify the article 27 bis, eliminating the last paragraph referring to account inspectors.

3.	To modify the article 36 bis, adding the following last paragraph:

“The obligations indicated above in this article shall be understood as fulfilled at the moment said information is available on the Company’s website.”

4.	To modify the article 41, replacing the reference to the “Superintendent of Securities and Insurance” (Superintendente de Valores y Seguros) with that of the “President of the Commission for the Financial Market.”

5.	To modify the title of the “Transitory Article”, changing it to the “First Transitory Article.”

6.	To introduce a new “Second Transitory Article” which reads as follows:

“FOR THE ENTIRE PERIOD BETWEEN APRIL 27, 2018 AND DECEMBER 31, 2030, THE RESTRICTION TO NOT VOTE MORE THAN 37.5% OF ANY SERIES OF COMPANY SHARES, AS ESTABLISHED BY THE THIRTY-FIRST ARTICLE OF THE BYLAWS, RECOGNIZES THE FOLLOWING EXCEPTION: If two or more people, related to each other or not, with or without an joint action agreement, acquire between now and December 31, 2030 (the “entering shareholders”), a quantity of the company’s A-series shares which allows them to exercise effective voting rights for more than 37.5% of the series, then any shareholder or group of shareholders listed in the respective registry as of this date, that owns a number of the company’s A-series shares corresponding to more than 37.5% of said series, shall have the right to vote a number of the company’s A-series shares in its power equivalent to the lesser of (i) the number of those series’ shares owned by the existing shareholders at the present date, and (ii) the number of those series’ shares for which the entering shareholders could exercise voting rights. Likewise, if, for any reason, one of the company’s shareholders listed in the respective registry to date and owner of a number of the company’s A-series shares corresponding to more than 37.5% of said series, were to acquire, between the present date and December 31, 2030, the capacity to exercise effective voting rights for more than 37.5% of the company’s A-series shares, whether as a result of a joint action agreement with other shareholders, including existing shareholders, or by any other means, then any other company shareholder or group of shareholders not related to them that owns a number of the company’s A-series shares corresponding to more than 37.5% of said series, including both existing and entering shareholders, shall have the right to vote a number of shares of said series in its power equivalent to the lesser of (i) the number of those series’ shares owned by the latter shareholder or shareholders, and (ii) the number of those series’ shares for which the existing shareholder has the capacity to exercise voting rights in excess of the 37.5% restriction.”

7.	To adopt all other agreements necessary to carry out the abovementioned matters.

Considering the above, and in accordance with the applicable regulations, the SQM’s Board of Directors unanimously agreed to call for an Extraordinary Shareholders’ Meeting to take place immediately after the Annual Ordinary Shareholders’ Meeting on April 27, 2018.

About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: April 3, 2018	/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Corporate Services

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

4